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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes   X      No
          ---         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No   X
          ---         ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                  Item                              Filing/Distribution Date
-----------------------------------------        -------------------------------
1. Immediate Report filed with the
   Tel-Aviv Stock Exchange                               July 7, 2003


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                                     ITEM 1

                                                              Date: July 7, 2003

Messrs.                      Messrs.                    Messers.
Securities Authority         Tel Aviv Stock Exchange    Registrar of Companies
22 Kanfei Nesharim Street    54 Echad Ha'am Street      97 Jaffa Street
Jerusalem 95464              Tel Aviv                   Jerusalem
---------------              --------                   ---------


                              RE: IMMEDIATE REPORT
                                  ----------------


The company hereby reports that today the company received a temporary court order for Stay of Proceedings, following a request filed by the company to the Haifa District Court.
The above request was submitted in agreement of the three main banks of the company and the controlling shareholder (ICC).

Following the company's immediate report dated July 3, 2003, the company wishes to clarify the main principles of the application for Stay of Proceedings, submitted by the company's employees and the New General Histadrut on July 3, 2003, as follows:

o Stay of Proceedings against the Company and the guarantors of its debts, for a period of 120 days.

o Nomination of Adv. Ilan Shavit and Moshe Leon, CPA as a joint trustee (the trustee) to the company during the period of Stay of Proceedings and to grant them all required authorities in order to enable them to execute their post efficiently.

o To authorize the trustee to act for placing new credit facilities to the company, which will receive a preferred status and be repaid in priority by law, prior to any other payment in the framework of creditor's settlement.

o The trustee will submit a recovery plan, within 30 days from date of filing the petition.

o Dismissal of employees, in the framework of the recovery plan, will be executed only after coordination with the employee's committee, labor council and in accordance with the collective agreements applying to company's employees.

o To instruct Carmel Olefines Ltd., the supplier of Ethylene, to continue the supply of Ethylene to the company, subject to the company's commitment to pay the consideration due for the supplied Ethylene, in accordance with the existing credit agreements between the supplier and the company.

o To instruct Dead Sea Works Ltd., the supplier of salt and potash to continue the supply of raw materials to the company, subject to the company's commitment to pay the consideration due for the supplied raw materials, in accordance with the existing credit agreements between the supplier and the company.


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                                      - 2 -


o To enable the trustee to act to locate potential investors in the company, to acquire the company or part of its assets and to negotiate with them regarding these issues.

o To authorize the trustee to pay the company's employees the salary for June 2003 and the relative part of the salary for July 2003, on account of debt which is due to the company's employees in the framework of creditors settlement.

It should be clarified, that the above application submitted by the company's employees and the New General Histadrut was not supported by the company, the controlling shareholder or the company's financing banks.


                                          Sincerely yours,

                                          Yair Kohavi, Adv.
                                          Corporate Secretary


Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                          By:         /s/ Yair Kohavi
                                               ---------------------------------
                                                      Yair Kohavi, Adv.
                                                     Corporate Secretary


Date:  July 7, 2003


               e-mail:kohavi@eil.co.il P.O.B 2357- Acco - 24122
                  FAX - 972 -4-9815797 TEL-972-4-9851497/585